August 18, 2025

Terrance E. Mendez
Chief Executive Officer and Interim Chief Financial Officer
SHF Holdings, Inc.
1526 Cole Boulevard
Suite 250
Golden, CO 80401

       Re: SHF Holdings, Inc.
           Form 8-K filed August 14, 2025
           File No. 001-40524
Dear Terrance E. Mendez:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed August 14, 2025
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review., page 2

1. Please tell us and revise your filing to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing as required by Item 4.02(a)(3) of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 18, 2025
Page 2

       Please contact Shannon Davis at (202) 551-6687 or Amit Pande at (202) 551-3423 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance